Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ/MF nº 10.739.356/0001-03
NIRE 35.300.366.727 | Cód. CVM 25860

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 11, 2025

1	Date, Time, and Place: On December 11, 2025, at 10:00 AM, in a hybrid format, at the headquarters of BRBI BR Partners S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 28th floor, Itaim Bibi, ZIP Code 04538-132, and via videoconference through the Microsoft Teams platform.

2	Call and Attendance: The formalities of the call were waived, given the presence of all members of the Company’s Board of Directors, in accordance with Article 18, paragraph 2 of the Company’s bylaws (“Bylaws”).

3	Table: Chairman: Jairo Eduardo Loureiro Filho; Secretary: Monica Futami Piccirillo.

4	Agenda: to deliberate on the engagement of an independent auditor for the 2026 fiscal year.

5	Resolutions: Upon the meeting of the Board of Directors being duly convened, and following discussions regarding technical criteria, auditor independence, team qualifications, and compliance with applicable regulatory requirements, the Board unanimously adopted the following resolutions:

5.1. To approve the engagement of Deloitte Touche Tohmatsu Auditores Independentes Ltda. as the Company’s independent registered public accounting firm to audit the Company’s individual and consolidated financial statements for the fiscal year ending in 2026, in accordance with the commercial proposal submitted.

5.2. To note that such engagement complies with the requirements set forth in CVM Resolution No. 23/2021, including all applicable independence and auditor rotation rules.

5.3. To authorize management to take all actions necessary or appropriate for the formalization of the engagement, the execution of the relevant agreements, and any required public disclosures.

5.4. To express the Board’s appreciation to KPMG Auditores Independentes Ltda. for the services rendered through the fiscal year 2025.

6	Closure: With nothing further to be discussed, the meeting was adjourned, and these minutes were drawn up, read, approved, and signed by all present.

7	Signatures: Table: Chairman Jairo Eduardo Loureiro Filho; Secretary: Monica Futami Piccirillo. Board of Directors: Jairo Eduardo Loureiro Filho (Chairman), José Flávio Ferreira Ramos, Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Danilo Depieri Catarucci, Eduardo Bunker Gentil (Independent Member) and Carla Trematore (Independent Member).

This matches the original minutes recorded in the Company’s appropriate book.

São Paulo, December 11, 2025.

Monica Futami Piccirillo

Secretary